

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 28, 2017

Samuel S. Morrow
Chief Financial Officer
MFC Bancorp Ltd.
400 Burrard Street - Suite 1860
Vancouver, British Columbia, Canada V6C 3A6

>   **Re: MFC Bancorp Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2016**
>   **Filed March 31, 2017**
>   **File No. 001-04192**

Dear Mr. Morrow:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services